Confidential Draft Submission No. 2, as submitted to the Securities and Exchange Commission confidentially on September 15, 2014

Pursuant to the Jumpstart Our Business Startups Act of 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Intrepid Aviation Limited

(Exact name of registrant as specified in its charter)

Bermuda	7359	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o Intrepid Aviation Group Holdings, LLC

One Stamford Plaza

263 Tresser Boulevard

Stamford, Connecticut 06901

(203) 905-4220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Franklin Pray

President and Chief Executive Officer

Intrepid Aviation Group Holdings, LLC

One Stamford Plaza

263 Tresser Boulevard

Stamford, Connecticut 06901

(203) 905-4220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe, Esq. Erika L. Weinberg, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Shares, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of additional shares that the underwriters have the option to purchase.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Intrepid Aviation Limited is submitting this Amendment No. 1 (this “Amendment”) to its Registration Statement on Form S-1 (Registration No. 333-                 ) (the “Registration Statement”) as an exhibit-only filing to file Exhibits 10.5 and 10.6, to amend and restate the list of exhibits set forth in Item 16 of Part II of the Registration Statement and to update the undertakings in Item 17 of Part II of the Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than this explanatory note as well as revised versions of the cover page and Items 16 and 17 of Part II of the Registration Statement. This Amendment does not contain a copy of the preliminary prospectus included in the Registration Statement, nor is it intended to amend or delete any part of the preliminary prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Global Market fee.

Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market initial listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our bye-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our bye-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not Intrepid may otherwise indemnify such officer or director. We will maintain a general liability insurance policy that covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

We will enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any other company or enterprise to which the person provides services at our request.

In any underwriting agreement we enter into in connection with the sale of common shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us within the past three years. Also included is the consideration received by us for such shares and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

The registrant was formed on July 29, 2014 and, until the consummation of the Reorganization Transactions (as defined under “Reorganization” in the prospectus included in this registration statement), will not have issued any securities, other than to                      upon its formation. In connection with the offering of the securities being registered hereby, the registrant will issue an aggregate of its common shares in connection with its corporate reorganization, as described in “Reorganization” in the prospectus included in this registration statement. This issuance will be made in reliance upon Section 4(a)(2) of the Securities Act of 1933, as amended, and will not involve any underwriters, underwriting discounts or commissions, or any public offering. The persons and entities who will receive such securities have represented their intention to acquire these securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends will be affixed to any share certificates issued. All recipients have adequate access through their relationship with us to information about us.

All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Memorandum of Association of the Registrant (currently in effect)

3.2*	Bye-laws of the Registrant (currently in effect)

3.3*	Form of Amended and Restated Memorandum of Association of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bye-laws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Share Certificate evidencing the common shares

4.2*	Indenture, dated as of January 29, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

4.3*	First Supplemental Indenture, dated August 5, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

Exhibit Number	Description of Exhibit

5.1*	Opinion of Appleby (Bermuda) Limited

10.1*	Intrepid Aviation Limited 2014 Senior Executive Incentive Bonus Plan

10.2*	Intrepid Aviation Limited 2014 Incentive Award Plan

10.3*	Employment agreement, dated April 26, 2012, as amended February 19, 2013, between the Company and Olaf Sachau

10.4*	Third amended and restated employment agreement, dated February 19, 2013, between the Company and Frank Pray.

10.5†	A330-200 Freighter Purchase Agreement, dated May 30, 2007, by and between Intrepid Aviation Group, LLC and Airbus S.A.S.

10.6†	Purchase Agreement Number INL-PA-04224, dated as of July 8, 2014, by and between Intrepid Aviation Group, LLC and The Boeing Company.

10.7*	Loan Agreement, dated as of September 22, 2011, among Cayenne Aviation MSN 1123 Limited, as borrower, Intrepid Aviation Management Ireland Limited (formerly Cayenne Aviation Ireland Limited), as shareholder and Intrepid Aviation Group, LLC, as guarantor, and Norddeutsche Landesbank Girozentrale, as lender, facility agent and security trustee.

10.8*	Loan Agreement, dated as of September 23, 2011, among Cayenne Aviation MSN 1135 Limited, as borrower, Intrepid Aviation Management Ireland Limited (formerly Cayenne Aviation Ireland Limited), as shareholder and Intrepid Aviation Group, LLC, as guarantor, and KfW IPEX-Bank GmbH, as lender, facility agent and security trustee.

10.9*	Credit Agreement, dated as of September 26, 2012 and amended and restated on April 15, 2013, among A330 PDP-2 Limited, as borrower, Bank of Utah, as security trustee, and Citibank N.A., as lender and facility agent.

10.10*	Credit Agreement, dated as of May 3, 2013, among A330 PDP-3 Limited, as borrower, and BNP Paribas S.A., as lender, facility agent and security trustee.

10.11*	Loan Agreement (MSN 1432), dated as of June 4, 2013, among Intrepid Aviation Luxembourg Borrower 1 S.À.R.L., as borrower, A330 MSN 1432 Limited, as lessor, Intrepid Holdings, as guarantor, and Cathay United Bank, Singapore Branch, as original lender, agent and security trustee.

10.12*	Credit Agreement, dated as of July 25, 2013, among A330 PDP-4 Limited, as borrower, and DVB Bank SE, as lender, facility agent and security trustee.

10.13*	Amended and Restated Senior Credit Agreement (41520), dated as of August 12, 2013, among Aircraft MSN 41520 Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, Intrepid Aviation Asia Pte. Ltd., as Singapore servicer, and Intrepid Holdings, as guarantor, DVB Bank SE, as senior lender and facility agent, and Wells Fargo Bank Northwest, National Association, as security trustee.

10.14*	Facility Agreement, dated as of September 18, 2013, among A330 MSN 1451 Limited, as borrower, and FirstRand Bank Limited (London Branch), as original lender, arranger, agent and security trustee.

10.15*	Credit Agreement, dated as of September 24, 2013, among Panamera Aviation Leasing Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, Intrepid Holdings, as guarantor, DVB Bank SE, as a senior lender and facility agent, BNP Paribas S.A., as a senior lender, Credit Agricole Corporate & Investment Bank, as a senior lender, Deutsche Bank AG, New York Branch, as a senior lender, Investec Bank PLC, as junior lender, and Wells Fargo Bank Northwest National Association, as security trustee.

Exhibit Number	Description of Exhibit

10.16*	Facility Agreement, dated as of November 14, 2013 and supplemented as of November 22, 2013, among A330 MSN 1466 Limited, as borrower, KfW IPEX-Bank GMBH, as senior lender, senior arranger, senior agent and security trustee, Investec Asset Management (PTY) Limited, as junior agent, and the lenders named therein.

10.17*	Senior Credit Agreement (MSN 1518), dated as of December 4, 2013, among Panamera Aviation Leasing II Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, and Intrepid Holdings, as guarantor, DVB Bank SE, as tranche A-1 senior lender and facility agent, Credit Industriel et Commercial, Singapore Branch, as tranche A-2 senior lender, and Wells Fargo Bank Northwest, National Association, as security trustee.

10.18*	Senior Credit Agreement (MSN 1528), dated as of December 4, 2013, among Panamera Aviation Leasing III Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, and Intrepid Holdings, as guarantor, DVB Bank SE, as a senior lender and facility agent, and Wells Fargo Bank Northwest National Association, as security trustee.

10.19*	Credit Agreement, dated as of February 24, 2014, among A330 MSN 1483 Limited, as borrower, PK AirFinance S.a r.l., as lender, administrative agent and collateral agent.

10.20*	Loan Agreement (MSN 1491), dated February 24, 2014, among Intrepid Aviation Luxembourg Borrower II S.À.R.L., as borrower, A330 MSN 1491 Norway AS, as head lessor, A330 MSN 1491 Limited, as lessor, and Cathay United Bank, Singapore Branch, as original lender, agent and security trustee.

10.21*	Guaranteed Loan Agreement, dated as of April 24, 2014, among Macan Aviation 1 Limited, as borrower, Apple Bank for Savings, as initial guaranteed lender and guaranteed loan agent, Wells Fargo Bank Northwest, National Association, as security trustee, and Export-Import Bank of the United States, as guarantor.

10.22*	Senior Credit Agreement (MSN 1542), dated as of July 28, 2014, among A330 MSN 1542 Limited, as borrower, A330 MSN 1542 Norway AS, as lessor, Deutsche Bank AG, New York Branch, as a senior lender, Deutsche Bank AG, New York Branch, as a hedge counterparty, and Bank of Utah as facility agent and security trustee.

10.23*	Senior Credit Agreement (35542), dated as of August 8, 2014, among Panamera Aviation Leasing IV Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, Intrepid Holdings, as guarantor, DVB Bank SE, as a senior lender, arranger and facility agent, and Wells Fargo Bank Northwest National Association, as security trustee.

10.24*	Facility Agreement, dated as of August 25, 2014, among A330 MSN 1552 Limited, as borrower, and KfW IPEX-Bank GMBH, as lender, arranger, agent and security trustee.

10.25*	Form of Share Exchange Agreement among the Registrant, Intrepid Aviation Group Holdings, LLC and the existing unit holders of Intrepid Aviation Group Holdings, LLC.

21.1*	List of subsidiaries

23.1*	Consent of KPMG LLP

23.2*	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of the exhibit are omitted pursuant to a request for confidential treatment, which portions have been provided separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on this                     day of                     , 2014.

INTREPID AVIATION LIMITED

By:
Franklin Pray
President and Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned officers and directors of Intrepid Aviation Limited hereby severally constitute and appoint Franklin Pray and Olaf Sachau, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Franklin Pray	President, Chief Executive Officer and Director (principal executive officer)	, 2014

Olaf Sachau	Chief Financial Officer (principal financial and accounting officer)	, 2014

	Director	, 2014

	Director	, 2014

	Director	, 2014

	Director	, 2014

	Director	, 2014

	Director	, 2014

	Director	, 2014

	Authorized Representative in the United States	, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement

3.1*	Memorandum of Association of the Registrant (currently in effect)]

3.2*	Bye-laws of the Registrant (currently in effect)

3.3*	Form of Amended and Restated Memorandum of Association of the Registrant (to be effective upon the closing of this offering)

3.4*	Form of Amended and Restated Bye-laws of the Registrant (to be effective upon the closing of this offering)

4.1*	Specimen Share Certificate evidencing the common shares

4.2*	Indenture, dated as of January 29, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association, as trustee.

4.3*	First Supplemental Indenture, dated August 5, 2014, among Intrepid Aviation Group Holdings, LLC, Intrepid Finance Co., and Wilmington Trust, National Association as trustee.

5.1*	Opinion of Appleby (Bermuda) Limited

10.1*	Intrepid Aviation Limited 2014 Senior Executive Incentive Bonus Plan

10.2*	Intrepid Aviation Limited 2014 Incentive Award Plan

10.3*	Employment agreement, dated April 26, 2012, as amended February 19, 2013, between the Company and Olaf Sachau

10.4*	Third amended and restated employment agreement, dated February 19, 2013, between the Company and Frank Pray.

10.5†	A330-200 Freighter Purchase Agreement, dated May 30, 2007, by and between Intrepid Aviation Group, LLC and Airbus S.A.S.

10.6†	Purchase Agreement Number INL-PA-04224, dated as of July 8, 2014, by and between Intrepid Aviation Group, LLC and The Boeing Company.

10.7*	Loan Agreement, dated as of September 22, 2011, among Cayenne Aviation MSN 1123 Limited, as borrower, Intrepid Aviation Management Ireland Limited (formerly Cayenne Aviation Ireland Limited), as shareholder and Intrepid Aviation Group, LLC, as guarantor, and Norddeutsche Landesbank Girozentrale, as lender, facility agent and security trustee.

10.8*	Loan Agreement, dated as of September 23, 2011, among Cayenne Aviation MSN 1135 Limited, as borrower, Intrepid Aviation Management Ireland Limited (formerly Cayenne Aviation Ireland Limited), as shareholder and Intrepid Aviation Group, LLC, as guarantor, and KfW IPEX-Bank GmbH, as lender, facility agent and security trustee.

10.9*	Credit Agreement, dated as of September 26, 2012 and amended and restated on April 15, 2013, among A330 PDP-2 Limited, as borrower, Bank of Utah, as security trustee, and Citibank N.A., as lender and facility agent.

10.10*	Credit Agreement, dated as of May 3, 2013, among A330 PDP-3 Limited, as borrower, and BNP Paribas S.A., as lender, facility agent and security trustee.

10.11*	Loan Agreement (MSN 1432), dated as of June 4, 2013, among Intrepid Aviation Luxembourg Borrower 1 S.À.R.L., as borrower, A330 MSN 1432 Limited, as lessor, Intrepid Holdings, as guarantor, and Cathay United Bank, Singapore Branch, as original lender, agent and security trustee.

Exhibit Number	Description of Exhibit

10.12*	Credit Agreement, dated as of July 25, 2013, among A330 PDP-4 Limited, as borrower, and DVB Bank SE, as lender, facility agent and security trustee.

10.13*	Amended and Restated Senior Credit Agreement (41520), dated as of August 12, 2013, among Aircraft MSN 41520 Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, Intrepid Aviation Asia Pte. Ltd., as Singapore servicer, and Intrepid Holdings, as guarantor, DVB Bank SE, as senior lender and facility agent, and Wells Fargo Bank Northwest, National Association, as security trustee.

10.14*	Facility Agreement, dated as of September 18, 2013, among A330 MSN 1451 Limited, as borrower, and FirstRand Bank Limited (London Branch), as original lender, arranger, agent and security trustee.

10.15*	Credit Agreement, dated as of September 24, 2013, among Panamera Aviation Leasing Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, Intrepid Holdings, as guarantor, DVB Bank SE, as a senior lender and facility agent, BNP Paribas S.A., as a senior lender, Credit Agricole Corporate & Investment Bank, as a senior lender, Deutsche Bank AG, New York Branch, as a senior lender, Investec Bank PLC, as junior lender, and Wells Fargo Bank Northwest National Association, as security trustee.

10.16*	Facility Agreement, dated as of November 14, 2013 and supplemented as of November 22, 2013, among A330 MSN 1466 Limited, as borrower, KfW IPEX-Bank GMBH, as senior lender, senior arranger, senior agent and security trustee, Investec Asset Management (PTY) Limited, as junior agent, and the lenders named therein.

10.17*	Senior Credit Agreement (MSN 1518), dated as of December 4, 2013, among Panamera Aviation Leasing II Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, and Intrepid Holdings, as guarantor, DVB Bank SE, as tranche A-1 senior lender and facility agent, Credit Industriel et Commercial, Singapore Branch, as tranche A-2 senior lender, and Wells Fargo Bank Northwest, National Association, as security trustee.

10.18*	Senior Credit Agreement (MSN 1528), dated as of December 4, 2013, among Panamera Aviation Leasing III Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, and Intrepid Holdings, as guarantor, DVB Bank SE, as a senior lender and facility agent, and Wells Fargo Bank Northwest National Association, as security trustee.

10.19*	Credit Agreement, dated as of February 24, 2014, among A330 MSN 1483 Limited, as borrower, PK AirFinance S.a r.l., as lender, administrative agent and collateral agent.

10.20*	Loan Agreement (MSN 1491), dated February 24, 2014, among Intrepid Aviation Luxembourg Borrower II S.À.R.L., as borrower, A330 MSN 1491 Norway AS, as head lessor, A330 MSN 1491 Limited, as lessor, and Cathay United Bank, Singapore Branch, as original lender, agent and security trustee.

10.21*	Guaranteed Loan Agreement, dated as of April 24, 2014, among Macan Aviation 1 Limited, as borrower, Apple Bank for Savings, as initial guaranteed lender and guaranteed loan agent, Wells Fargo Bank Northwest, National Association, as security trustee, and Export-Import Bank of the United States, as guarantor.

10.22*	Senior Credit Agreement (MSN 1542), dated as of July 28, 2014, among A330 MSN 1542 Limited, as borrower, A330 MSN 1542 Norway AS, as lessor, Deutsche Bank AG, New York Branch, as a senior lender, Deutsche Bank AG, New York Branch, as a hedge counterparty, and Bank of Utah as facility agent and security trustee.

Exhibit Number	Description of Exhibit

10.23*	Senior Credit Agreement (35542), dated as of August 8, 2014, among Panamera Aviation Leasing IV Limited, as borrower, Intrepid Aviation Management Ireland Limited, as servicer, Intrepid Holdings, as guarantor, DVB Bank SE, as a senior lender, arranger and facility agent, and Wells Fargo Bank Northwest National Association, as security trustee.

10.24*	Facility Agreement, dated as of August 25, 2014, among A330 MSN 1552 Limited, as borrower, and KfW IPEX-Bank GMBH, as lender, arranger, agent and security trustee.

10.25*	Form of Share Exchange Agreement among the Registrant, Intrepid Aviation Group Holdings, LLC and the existing unit holders of Intrepid Aviation Group Holdings, LLC.

21.1*	List of subsidiaries.

23.1*	Consent of KPMG LLP

23.2*	Consent of Appleby (Bermuda) Limited (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.
†	Portions of the exhibit are omitted pursuant to a request for confidential treatment, which portions have been provided separately to the Securities and Exchange Commission.